

03002524

VF2-27-03

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.TED STATES
.D EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 16328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Todd & Company Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   777 Terrace Avenue - Heights Plaza

Hasbrouck Heights	New Jersey	07604
(City)	(State)	(Zip Code)
	(No. and Street)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Thomas K. Langbein, President   201 288-8484
                                                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Richard K Ferguson CPA

                    (Name — if individual, state last, first, middle name)

26 Fredonia Road	Newton	New Jersey	07860
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2003

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas K Langbein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Todd & Company Inc._____, as of _____December 31, 2002_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature
President
_____
Title

_____
Notary Public

NANCY A. COX
Notary Public of New Jersey
My Commission Expires March 6, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD K. FERGUSON
CERTIFIED PUBLIC ACCOUNTANT
26 FREDONIA ROAD
NEWTON, NEW JERSEY 07860
973 300-1070

To the Board of Directors
Todd & Company, Inc.

I have examined the Focus Report (Form X-17A-5) of Todd & Company, Inc. as of December 31, 2002 and for the year then ended. The information in the Focus Report is the responsibility of the Company's management. My responsibility is to express an opinion on the report based on my audit.

I conducted an audit in accordance with generally accepted auditing standards and the audit requirements prescribed by the Securities & Exchange Commission. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying Focus Report (Form X-17A-5) of Todd & Company, Inc. as of December 31, 2002 and for the year then ended presents fairly the information in the form prescribed by the Securities & Exchange Commission, in conformity with generally accepted accounting principles.

Newton, NJ
February 11, 2003

<table>
<tr><td>

**FORM
X-17A-5**

</td><td>

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

</td></tr>
</table>

COVER

Select a filing method: Basic ⊙ Alternate ○ [0011]

Name of Broker Dealer: TODD AND COMPANY, INC.
                                                  [0013]   SEC File Number: 8- 16328
                                                                                                          [0014]
Address of Principal Place of Business: HEIGHTS PLAZA-5TH FLOOR
                                                  [0020]
                                                                                          Firm ID: 5651
                            HASBROUCK HEIGHTS   NJ 07604-3110   [0015]
                               [0021] [0022]   [0023]

For Period Beginning 01/01/2002   And Ending 12/31/2002
                          [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS K. LANGBEIN, PRESIDENT Phone: 201/288-8484
              [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ Phone: _____
              [0032]   [0033]

Name: _____ Phone: _____
              [0034]   [0035]

Name: _____ Phone: _____
              [0036]   [0037]

Name: _____ Phone: _____
              [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   □ [0042]

ASSETS

Consolidated ◌ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	11,034 [0200]		11,034 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	128 [0424]		
	E. Spot commodities	[0430]		128 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	3,303 [0130]		
	B. At estimated fair value	[0440]	3,303 [0610]	3,303 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			
		[0150]		
	B. Other securities			
		[0160]		
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			
		[0170]		
	B. Other securities			
		[0180]		
8.	Memberships in exchanges:			

A.   Owned, at market

          [0190]

B.   Owned, at cost

          [0650]

C.   Contributed for use of the company, at market value

          [0660]   0 [0900]

9.   Investment in and receivables from affiliates, subsidiaries and associated partnerships

          [0480]   [0670]   0 [0910]

10.   Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

          [0490]   [0680]   0 [0920]

11.   Other assets

          [0535]   [0735]   0 [0930]

12.   TOTAL ASSETS

          11,162 [0540]   3,303 [0740]   14,465 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	2,400 [1205]	[1385]	2,400 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. from outsiders		[1400]	0 [1710]
		[0970]		
	2. Includes equity subordination (15c3-1(d)) of			
		[0980]		
	B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]
		[0990]		
	C. Pursuant to secured demand note collateral agreements:			
	1. from outsiders		[1420]	0 [1730]
		[1000]		
	2. Includes equity subordination (15c3-1(d)) of			
		[1010]		
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]

20.

TOTAL LIABLITIES	2,400		0	2,400
	[1230]		[1450]	[1760]

Ownership Equity

			Total	
21.	Sole proprietorship		0	[1770]
22.	Partnership (limited partners _____ [1020])		0	[1780]
23.	Corporations:			
	A.	Preferred stock	0	[1791]
	B.	Common stock	10,000	[1792]
	C.	Additional paid-in capital	261,841	[1793]
	D.	Retained earnings	-180,307	[1794]
	E.	Total	91,534	[1795]
	F.	Less capital stock in treasury	-79,470	[1796]
24.	**TOTAL OWNERSHIP EQUITY**		12,064	[1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**		14,464	[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>01/01/2002</u>   Period Ending <u>12/31/2002</u>   Number of months   12
        [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange   [3935]

   b. Commissions on listed option transactions   [3938]

   c. All other securities commissions   9,156 [3939]

   d. Total securities commissions   9,156 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange   [3945]

   b. From all other trading   -113 [3949]

   c. Total gain (loss)   -113 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   176 [3995]

9. Total revenue   9,219 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   3,943 [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

    a. Includes interest on accounts subject to subordination agreements   [4070]

14. Regulatory fees and expenses   2,403 [4195]

15. Other expenses   13,058 [4100]

16. Total expenses   19,404 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   -10,185 [4210]

18. Provision for Federal Income taxes (for parent only)   [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above [4222]

    a.   After Federal income taxes of   [4238]

20. Extraordinary gains (losses) [4224]

    a.   After Federal income taxes of   [4239]

21. Cumulative effect of changes in accounting principles [4225]

22. Net income (loss) after Federal income taxes and extraordinary items   -10,185 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items   -451 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only)   ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained   ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed ☑ [4570]
basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 22999 [4335A]	ACUMENT SECURITIES, INC. [4335A2]	All [4335B]
8- ___ [4335C]	___ [4335C2]	___ [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k) (3)--Exempted by order of the Commission   ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... 12,064 [3480]

2. Deduct ownership equity not allowable for Net Capital .... [3490]

3. Total ownership equity qualified for Net Capital .... 12,064 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   .... 0 [3525]

5. Total capital and allowable subordinated liabilities .... 12,064 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) .... 3,303 [3540]

   B. Secured demand note deficiency .... [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges .... [3600]

   D. Other deductions and/or charges .... [3610]

   .... -3,303 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   .... 0 [3630]

8. Net capital before haircuts on securities positions .... 8,761 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments .... [3660]

   B. Subordinated securities borrowings .... [3670]

   C. Trading and investment securities:

      1. Exempted securities .... [3735]

      2. Debt securities .... [3733]

      3. Options .... [3730]

      4. Other securities .... 35 [3734]

   D. Undue Concentration .... [3650]

   E. Other (List)

[3736A]	[3736B]

[3736C]	[3736D]
[3736E]	[3736F]
0	-35
[3736]	[3740]

10. Net Capital

$\underline{\hspace{2cm} 8,726}$
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

$\underline{\hspace{2cm} 160}$
[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

$\underline{\hspace{2cm} 5,000}$
[3758]

13. Net capital requirement (greater of line 11 or 12)

$\underline{\hspace{2cm} 5,000}$
[3760]

14. Excess net capital (line 10 less 13)

$\underline{\hspace{2cm} 3,726}$
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

$\underline{\hspace{2cm} 8,486}$
[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

$\underline{\hspace{2cm} 2,400}$
[3790]

17. Add:

    A.   Drafts for immediate credit

               [3800]

    B.   Market value of securities borrowed for which no equivalent value is paid or credited

               [3810]

    C.   Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
0	0
[3820]	[3830]

19. Total aggregate indebtedness

$\underline{\hspace{2cm} 2,400}$
[3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

%$\underline{\hspace{2cm} 28}$
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

%$\underline{\hspace{2cm} 0}$
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	_____ [4601]	____ [4602]	_____ [4603]	_____ [4604]	[4605]
_ [4610]	_____ [4611]	____ [4612]	_____ [4613]	_____ [4614]	[4615]
_ [4620]	_____ [4621]	____ [4622]	_____ [4623]	_____ [4624]	[4625]
_ [4630]	_____ [4631]	____ [4632]	_____ [4633]	_____ [4634]	[4635]
_ [4640]	_____ [4641]	____ [4642]	_____ [4643]	_____ [4644]	[4645]
_ [4650]	_____ [4651]	____ [4652]	_____ [4653]	_____ [4654]	[4655]
_ [4660]	_____ [4661]	____ [4662]	_____ [4663]	_____ [4664]	[4665]
_ [4670]	_____ [4671]	____ [4672]	_____ [4673]	_____ [4674]	[4675]
_ [4680]	_____ [4681]	____ [4682]	_____ [4683]	_____ [4684]	[4685]
_ [4690]	_____ [4691]	____ [4692]	_____ [4693]	_____ [4694]	[4695]

TOTAL $ _____ 0 [4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		22,249 [4240]
	A.	Net income (loss)	-10,185 [4250]
	B.	Additions (includes non-conforming capital of _____ [4262])	0 [4260]
	C.	Deductions (includes non-conforming capital of _____ [4272])	[4270]
2.	Balance, end of period (From item 1800)		12,064 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Todd & Company Inc.
Statement of Cash Flows
For the year ended December 31, 2002

Cash at the start of the year	$	13,518
Operating activities:		
Net income (loss) for the year		-10,185
Changes in operating accounts:		
Balances with clearing orginization		39,018
Firm inventory		113
Accounts payable & accrued liabilities		-31,430
Cash provided by (used in) operations		-2,484
Investing activities		
None		0
Financing acticities		
None		0
Cash at the end of the year	$	11,034

Note 1 - Summary of Accounting Policies.

Securities transactions are recorded in the accounts on a settlement date basis, which is generally five business days after the date of trade.

Inventories of marketable securities are valued at quoted market prices. For tax purposes the securities are valued at the lower of cost or market value. As of December 31, 2002 the market value of the securities approximated the cost of the securities..

Note 2 - Related Party Transactions.

Todd & Company Inc. has only one shareholder, Thomas K. Langbein, who is also the chief operating officer of the Company. During the year ended December 31, 2002, the Company recorded no compensation for Mr. Langbein. Compensation accrued in prior years in the amount of $29,000 was paid in 2002.

Note 3 - Income Taxes.

The Company's shareholder has elected a S Corporation status for Federal income tax purposes, accordingly the Company is not subject to Federal taxation.

The Company is subject to New Jersey corporation taxes on income at a rate of 9.0%, however, as the Company has net operating loss carry forwards that can be used in the current year, accordingly, there is no provision for New Jersey corporate income taxes.

RICHARD K. FERGUSON
CERTIFIED PUBLIC ACCOUNTANT
26 FREDONIA ROAD
NEWTON, NJ 07860
973 300-1070

Securities and Exchange Commission
Washington, DC

I have examined the Focus Report (Form X-17A-5) of Todd & Company, Inc. as of December 31, 2002 have issued my report thereon date February 11, 2003. As part of my examination, I have reviewed and tested the Company's accounting system, internal control system, procedures for safeguarding securities procedures and practices for resolving securities and money differences and computing capital and reserve requirements, to the extent that I considered necessary to evaluate the system a required by generally accepted auditing standards and the audit requirements as set forth in Form X-17A-5. Under these standards the purpose of such an evaluation is to establish a basis for reliance there in determining the nature, timing and extent of such other auditing procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal control is to provide a reasonable, but not absolute assurance as to the safeguarding of assets against loss form unauthorized use or disposition, the reliability of the financial records for preparing financial statements and maintaining the accountability for assets. The concept of reasonable assurance recognizes the cost of a system on internal control should not exceed the benefits derives and also recognizes that the evaluation of those factors requires estimates and judgement by management.

There are inherent limitations that should be recognizes in considering the potential effectiveness of any system of internal control. in the performance of most control procedures. error can result for misunderstanding of instructions, mistakes in judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on the segregation f duties can be circumvented by collusion. Similarly, control procedures can be circumvented by management. Further, projection of any internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and the degree of compliance may deteriorate.

My study of the Company's system of internal control for the year ended December 31, 2002, made for the purpose stated in the first paragraph, revealed the following:

A. Comments with Respect to Compliance with Rule 17A-13.

a. The accounting system is adequate to maintain records of customer accounts and firm accounts. Todd & Company does not maintain any customer accounts, as they are handled by a clearing broker. The clearing broker handles all customer cash and securities transaction.
b. The system of internal control is nonexistent as the Company has only one employee who handles all aspect of accounting, record keeping and cash funds. Accordingly, there is no separation of functions necessary to have any internal control.
c. The practices and procedures for discovering and resolving security and money differences are adequate.
d. The practices employed for verifying compliance with the capital and reserve requirements are adequate.

B. Comparison of Audited Focus Report to Client's Report.

There were no adjustments made to the accounts as a result of the examination. The audited report agrees with the accounts maintained by Todd & Company.

C. Internal Control Deficiencies.

See response to item A(b) above.

Newton, NJ
February 11, 2003